Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months Ended September 30, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
Earnings:
Pretax income (loss) from continuing operations	$515,207	$414,421	$(222,892)	$(104,468)	$(71,952)	$(76,778)
Fixed charges	38,272	47,980	23,878	18,097	5,558	10,067
Amortization of capitalized interest	243	325	315	51	20	20
Interest capitalized	(1,181)	—	—	(6,433)	(516)	—

Adjusted earnings	$552,541	$462,726	$(198,699)	$(92,753)	$(66,890)	$(66,691)

Fixed charges:
Interest expense	$34,776	$45,304	$21,282	$9,118	$2,337	$7,752
Interest capitalized	1,181	—	—	6,433	516	—
Assumed interest component of rental charges	2,315	2,676	2,596	2,546	2,705	2,315

Total fixed charges	$38,272	$47,980	$23,878	$18,097	$5,558	$10,067

Ratio of earnings to fixed charges	14.44	9.64	(A )	(A )	(A )	(A )

(A)	Due to the Company’s losses for the years ended December 31, 2011, 2010, 2009, and 2008, the ratio coverage was less than 1:1. To achieve a coverage ratio of 1:1, the Company would have had to generate additional earnings of the amounts shown in the table below.

	Year Ended December 31,
	2011	2010	2009	2008
Coverage deficiency	$222,577	$110,850	$72,448	$76,758